As filed with the Securities and Exchange Commission on November 27, 2007

Registration No. 333-119714

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

ARM HOLDINGS plc

 (Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by previous Registration Statements on Form F-6 of the registrant (Regis. Nos. 333-8486, 333-11840, 333-102924 and 333-119714).___________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 16, 17 and 19
(iii) The collection and distribution of dividends	Articles number 13, 14 and 16
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 12, 15, 16, 17 and 18
(v) The sale or exercise of rights	Article number 15
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 13, 15 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20, 22 and 23
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 12
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 13, 14, 15, 17, 19 and 21
3. Fees and Charges	Article number 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of April 24, 1998, amended and restated as of April 17, 2000, December 23, 2004 and as further amended and restated as of _____________, 2007 among ARM Holdings plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter agreement among ARM Holdings plc and The Bank of New York relating to pre-release activities under the Deposit Agreement. – Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities registered. – Previously filed.

e.

Certification under Rule 466. – Not applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, November 27, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Par Value of .05 GBP each, of ARM Holdings plc.

By:

The Bank of New York,
 As Depositary

By:  /s/ Keith G. Galfo

Name:  Keith G. Galfo

Title:   Vice President

Pursuant to the requirements of the Securities Act of 1933, ARM Holdings plc has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, England on 13 November, 2007.

ARM HOLDINGS plc

By:  /s/ Warren East
Name:  Warren East
Title:    Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on 13 November, 2007.

/s/ Doug Dunn

/s/ Warren East

Doug Dunn

Warren East

Director

Director; Chief Executive Officer

(Principal Executive Officer)

/s/ Tudor Brown

/s/ Mike Muller

Tudor Brown

Mike Muller

Director

Director

/s/ Mike Inglis

/s/ Simon Segars

Mike Inglis

Simon Segars

Director

Director

______________________________________

___________________________________

Kathleen O’Donovan

Philip Rowley

Director

Director

______________________________________

___________________________________

Lucio Lanza

John Scarisbrick

Director

Director

_______________________________________

___________________________________

Jeremy Scudamore

Young Sohn

Director

Director

/s/ Tim Score

/s/ Simon Segars

Tim Score

Simon Segars

Director; Chief Financial Officer

Authorized U.S. Representative

(Principal Financial and Accounting Officer)

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Deposit Agreement dated as of April 24, 1998, as amended and restated as of April 17, 2000, December 23, 2004, and as further amended and restated as of _______________, 2007 among ARM Holdings plc, incorporated under the laws of England and Wales (herein called the Issuer), The Bank of New York as Depositary and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.